May 21, 2010

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attn: Stephen Krikorian, Mail Stop 4561

RE:	CIBER, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 4, 2010
Form 10-Q for the Quarterly Period ended March 31, 2010
Filed May 5, 2010
File No. 001-13103

Dear Mr. Krikorian:

CIBER, Inc. is submitting the following responses to the Staff’s comment letter dated May 10, 2010.

Form 10-K for the Fiscal Year ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business and Industry Overview, page 19

Comment:

1.              Please consider expanding your overview to include an enhanced discussion of known trends, demands, commitments, events and uncertainties. For example, it appears that you should address the pricing pressure from existing clients and prospective clients during the last fiscal year, and your increasing dependence on public sector clients as they face budgetary constraints. Disclosure decisions concerning trends, demands, commitments, events, and uncertainties generally should involve the: consideration of financial, operational and other information known to you; identification, based on this information, of known trends and uncertainties; and assessment of whether these trends and uncertainties will have, or are reasonably likely to have, a material impact on your liquidity, capital resources or results of operations. See SEC Release Nos. 33-6835 and 33-8350. Please note that this comment also applies to your most recent quarterly report on Form 10-Q. As applicable, please consider whether future filings should address these issues.

Response:

We will consider enhancing our discussion of known trends, demands, commitments, events and uncertainties in future filings as appropriate in accordance with the guidance noted above.

Comparison of the Years Ended December 31, 2009 and 2008 — Consolidated, page 21

Comment:

2.              In certain instances, your discussion of the results of operations does not quantify sources of material changes. For example, you state that Custom Solutions’ revenue decreased primarily due to the successful completion of the very large Pennsylvania Turnpike Commission project in mid-2008, plus the normal completion of other projects, as well as a number of cancelled or delayed projects and staffing reductions on other projects resulting from current economic conditions. In addition, you state that IT Outsourcing revenue increased in 2009 due to account growth at existing customers, plus the addition of several new clients in late 2008 and in 2009, all of which combined more than offset a client bankruptcy, cancelled project and reduced scope and spending at several other clients. Please note that prefacing the reference to these sources of changes with the word “primarily” obscures the ability of the reader to identify the material sources of the change. In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Section III.D of SEC Release No. 33-6835. Please tell us how you considered quantifying the sources of material changes and offsetting factors. Please note that this comment also applies to your most recent quarterly report on Form 10-Q.

Response:

Our revenue from period to period is influenced by the mix of our underlying projects, which constantly varies.  Changes in revenue in many hundreds of individual projects account for our overall revenue change.  When management evaluates trends in the business it does so based on a large amount of generally immaterial individual data points, often including anecdotal or individual events, that combine to arrive at an evaluation of the business by Division.  Based on this, management makes judgments about trends and uncertainties facing the business.  The trends that rise to a level that management believes are material are discussed in MD&A.  The underlying business trends we discuss tend to be based on management’s subjective analysis are usually not based on readily quantifiable events.  For example, it is rare for us to have a change in any one individual project that has a material impact on our revenue.  In the future, when we have movements attributable to material individual projects or events, we will provide additional quantitative information.

To expand on these points, please consider the following:  CIBER’s typical projects last from 3 to 12 months and our larger contracts may last from 3 to 5 years. Thus, our revenue from period to period is influenced by the number and size of contracts/projects starting and ending in any given period.  Additionally, the sales cycle and decision time of our clients is beyond our control, and most of our contracts allow for our clients to cancel or reduce the use of our services on relatively short notice, which may cause unexpected variations in our revenue.  Clients reduce their use of our services and projects can be scaled back or ended for a variety of reasons, which are often not known to us, either at all or with any certainty, and we believe reflect clients’ often subjective business judgments and evaluations.  Further, we have over 2,000 customers, and only rarely will one of them comprise more than 5% of the revenue for any division, or the Company as a whole.  Pricing, as discussed further in the response to Comment 3, is individualized by type of work and region.  These various factors account for our changes in revenue in any period of comparison. Thus, quantitative presentation by customer or other useful category tends to be very difficult to present in a manner that provides information that is material or helpful to an investor’s understanding of the Company.

In preparing our MD&A disclosure, we noted that there was no one particular client or small group of clients that accounted for a material change or decline in our revenue.  Many of our clients continue to be clients of ours for many years and the level of services we provide to them will often fluctuate as individual projects start and end.  We review and discuss the movements in certain selective larger clients, which forms the basis for our MD&A commentary.

In 2009, our revenue declined by $154 million to $1.038 billion from $1.192 billion in 2008.  Our net decline in 2009 resulted from changes in many hundreds clients that came about for a variety of reasons, which we tried to evaluate for our own business purposes and then articulate in our MD&A.  Our internal business analysis is a result of a review of the above factors, and is largely qualitative rather than quantitative.  Although we could add selected pieces of quantitative data to our commentary, we believe that such information would not clearly explain the total change in revenue and would be more likely to confuse the reader than aid in an understanding of our business.  For example, we did specifically mention the Pennsylvania Turnpike Commission (PTC) project, as we had in a number of prior filings and press releases, for illustrative purposes.  The PTC project only caused a decline of $6 million in our Custom division in 2009, which represented 1% of the division’s prior year revenue.  We do not believe it is generally helpful to reference individual client situations, other than as illustrative examples of primary business conditions and trends that we are experiencing.  Such descriptions cannot be presented or considered as an inclusive list of all situations and reasons why clients changed their level of spending with us.

We will continue to consider this comment for our future filings, and will include any material quantitative data that we have that will help explain revenue movements from period to period.

Comment:

3.              We note your disclosure on page 21 that during 2009 you experienced pricing pressure from existing and prospective clients. Please tell us whether the pricing pressure had a material impact on revenue; if discounts had a material impact on revenue, please tell us what consideration you gave to including a more detailed quantitative discussion of the impact. Please note that this comment also applies to your most recent quarterly report on Form 10-Q.

Response:

We do not offer discounts, as our fees are based on negotiated rates.  We had a limited number of existing clients that specifically requested or demanded certain negotiated fee reductions in response to economic conditions.  In some cases we accepted lower rates and in other cases we ceased to provide our services or reduced our level of services provided.  The price we charge for our services varies depending on the mix of technology skill sets required, the level of individual expertise required, the risks involved and the geographic market conditions.  Most of our projects are unique to each individual client situation, and such mix varies significantly from project to project.  We have described our approach to pricing, under the Business and Industry Overview section on page 19 of the Form 10-K. Most of our work is won through competitive bid processes.  Price is a key component for many prospective clients considering our IT services.  The competitive environment for work continues to be intense.  We have seen competitors reducing their proposed prices, and we have seen a shift in client attention towards more near-shore and off-shore services that can support lower pricing.  All of the above impacts how we price our proposals.

Critical Accounting Policies and Estimates

Goodwill, page 32

Comment:

4.              We note the sustained decline in your market capitalization during fiscal year 2009 into 2010. We also note that revenue and operating income decreased in 2009, particularly in your three segments with the largest goodwill balances; Custom Solutions, International, and Federal. Please tell us what consideration you gave to reassessing your goodwill as of December 31, 2009 and March 31, 2010. If you did not perform an interim impairment test, please explain why you did not perform this additional impairment analysis given the downward trend in the fair market value of your stock, as well as decreased revenues and operating income. To the extent that an impairment test was performed, tell us how you determined that no impairment existed. Refer to ASC 350-20-35-30.

Response:

ASC 350-20-35-30 states that Goodwill of a reporting unit shall be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Examples of such events or circumstances include the following:

•                  A significant adverse change in legal factors or in the business climate

•                  An adverse action or assessment by a regulator

•                  Unanticipated competition

•                  A loss of key personnel

•                  A more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of

•                  The testing for recoverability under the Impairment or Disposal of Long-Lived Assets Subsections of Subtopic 360-10 of a significant group of assets within a reporting unit

•                  Recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of the reporting unit.

We considered such factors at both December 31, 2009 and March 31, 2010 and concluded that none of these events or circumstances had occurred since our last annual impairment test to warrant more recent testing.

Since our last impairment test at June 30, 2009, our stock price and our market capitalization increased by 11% at December 31, 2009 and by 21% at March 31, 2010.

CIBER’s financial performance during the second half of 2009 was disappointing in comparison to our mid-year 2009 forecasts.  CIBER generated EBITA of $22.3 million in the second half of 2009 as compared to the forecasted $33.4 million.  Part of this shortfall was due to unexpected costs of $2.2 million for a legal settlement in Q3, and part was due to overruns to complete a couple of fixed-priced projects, but much of the shortfall was due to the impact of economic conditions on both sales and margins, which we believe has started to stabilize in 2010.  We see these as shorter term issues that are not expected to materially impact our longer term forecasts.  In the fourth quarter of 2009, our domestic book-to-bill ratio was 1.29 to 1, which compares to 1.1 to 1 for fiscal 2009 and our sales pipeline remains strong for all of our business units.  We began initiatives in the fourth quarter of 2009 to better focus and coordinate our sales efforts, develop specialties and repeatable solutions and to lower our costs.  Our expected improvements in revenues and, more importantly in cash flows have been pushed out by about a year as compared to our original forecast.  We continue to expect cash flow improvement and long-term growth, which has a greater impact on valuation than the short term issues presented by the current economic environment.  We believe that our long-term growth prospects, as well as our expected ability to return to a more normal level of profitability for our industry, support the fair value of our reporting units.

Comment:

5.              Your disclosures indicate that when estimating the future cash flows of your business units you forecasted an overall 10% increase in revenue in 2010 and increases ranging from 4% to 6% in future years. Please tell us whether you continue to believe that these estimates are reasonable. In this regard, we note that in your Form 8-K filed on May 5, 2010 you disclose that you expect that fiscal 2010 revenue will be between $1.025 and $1.045 billion which, using the higher end of your forecasted range, represents only a 1% increase in revenue from 2009. We also note that revenues, excluding the impact of currency translation, declined by 1% in the quarter ended March 31, 2010 compared to the prior year quarter. As part of your response, please tell us how you considered these forecasted and actual results when determining whether an interim test was necessary as of December 31, 2009 and March 31, 2010.

Response:

We believe that our long-term growth rates are still reasonable. We are currently forecasting an approximate 5% revenue growth in 2010, excluding currency translation.  With approximately one-third of our total revenue based in foreign currencies, our revenue is highly susceptible to significant movements in the value of local currencies vs. the U.S. dollar.  Given the recent decline in foreign exchange rates, we are currently forecasting approximately a $40 million (4%) decrease in reported revenue due to foreign exchange rates, as compared to our earlier forecasts.  The impact on foreign profits and cash flows from changes in foreign exchange rates is of course much less.  However, changes in foreign exchange rates that negatively impact our revenue and profitability also reduce the book value of our foreign goodwill related to our international operations, so the risk of impairment does not materially change.

In considering whether an impairment test was necessary, we also considered that our domestic book-to-bill ratio was 1.29 to 1 for the fourth quarter of 2009 and was 1.1 to 1 for fiscal 2009, which helped confirm the reasonableness of our revenue growth assumption.  In addition, all but one of our business units exceeded their revenue business plan for the first quarter of 2010.  Many of the larger projects that we have proposed on have been in the sales process for many months, with some in process for over a year.  Forecasting when clients will make final decisions on these projects and exactly how fast services can ramp up after a project start, is subject to significant estimates in judgment and is impossible to predict with any short-term accuracy.  Contract wins vary significantly from quarter to quarter.  A single good or bad quarter of bookings do not make a trend.  At both December 31, 2009 and March 31, 2010, our sales pipeline for each of our business units remained robust.  Outside sources such as Gartner, predict overall growth in IT services of 5% though 2014.  Gartner predicts recovery from most industries with nascent growth in the second quarter of 2010.  As part of our June 2010 annual goodwill impairment testing we expect to review the business trends and market conditions for each of our business units in much more depth for purposes of updating our long-term forecasts.

Comment:

6.              Please compare the fair value of your reporting units as of your most recent goodwill impairment test to the company’s market capitalization, and if materially different, please provide us with the underlying reasons.

Response:

We conducted our most recent goodwill impairment test in June 2009.  Our primary operating divisions are our reporting units.  We used a Discounted Cash Flow valuation methodology (DCF) to estimate the enterprise value for each of our reporting units.  We determined a range of reasonable aggregate enterprise values from $771 million to $1.2 billion with a best estimate of $946 million.  The DCF is based on CIBER’s expected cash flows from each of the reporting units and a Weighted Average Cost of Capital (WACC) determined by reference to market participants for each reporting unit.  We considered possible ranges for WACC and assumed growth rates and the possible impacts on the range of valuations for each business unit.  We also considered a Comparable Public Company valuation analysis (CPC) for each of our reporting units which resulted in an aggregate enterprise valuation of $725 million and considered a valuation based on similar industry precedent acquisitions, which resulted in the highest overall valuation of $1.001 billion.  However, due to the fact that there were few acquisitions during the recent economic downturn, we highly discounted the results of this valuation method.  The valuation of our reporting units excludes a significant portion of costs associated with our corporate headquarters (HQ) that provides overall executive leadership, as well as general support services such as accounting, benefits administration and IT support to our domestic operations.  Our International division maintains its own dedicated headquarters and support functions.  This is consistent with our internal and external reporting for our reporting units.  If we were to sell a division, it is unlikely that any of our corporate support personnel and other such costs would go to the acquirer.  Any corporate reductions would not be proportionate to the overall decline in company revenue.  We believe that a typical acquirer of our size or larger (market participant) would likely be able to add the acquired operations with relatively little additional corporate overhead costs on their part.  We do charge our domestic reporting units with a management charge that we believe represents a reasonable estimate of the variable impact of corporate costs attributable to our domestic reporting units.  This represents approximately 20% of total corporate general and administrative expenses.

Our market capitalization has averaged around $250 million.  We would expect a change in control premium to be 1/3 or more.  This results in a value of $330 to $350 million.  At June 30, 2009 we had approximately $100 million of debt, net of cash.  This results in an estimated enterprise value of approximately $430 to $450 million as compared to our estimated DCF and CPC aggregate enterprise values of $946 million and $725 million, respectively.  There are two primary reasons for this difference.  One is the costs of our corporate office.  Using a DCF model for our corporate HQ similar to the model for our reporting units, gives us a negative impact of corporate HQ of $200 to $250 million.  Second is the negative market perception of our current bank debt structure and our ability to remain in compliance with the related covenants, which impacts our market capitalization, but not the fair value of our reporting units.  In December 2003, we raised $175 million through the issuance of 20-year convertible debentures.  We used the proceeds from the debentures to finance acquisitions.  The terms of the debentures allowed the holders to put the debentures back to us in December 2008.  In late 2007, given the decline in our stock price it became likely that the debentures would be put back to us in December 2008.  As a result, we put in place a new syndicated bank revolving credit facility to refinance the debentures if needed.  We were then forced to use the bank revolving credit facility to refinance our settlement of the debentures.  Since then we have had difficulties with the financial covenants under our credit facility due to the negative impact the global economic recession has had on our business.  We have been able to obtain amendments to the credit facility in August 2009 and February 2010, but this has been at significant additional costs to us.  In addition, the banks continue to keep future financial covenants relatively tight and the credit facility places many restrictions on our business.  In our opinion, financing business combinations with a 2-3 year revolving line of credit is not the optimal use for such a credit facility for CIBER.  However, given the volatility in the credit markets in 2009 and now into the start of 2010, we have been unable to implement a longer-term financing solution.  We have been able to reduce the borrowings under our bank credit facility from $166 million at December 31, 2008 to $98 million at December 31, 2009.  We estimate that the additional costs related to the bank credit facility and the uncertainty regarding our continued covenant compliance as we emerge from the economic recession has depressed our market capitalization by $100 to $150 million.

Comment:

7.              We note your disclosure that for your Federal and ERP business units “there was not a significant excess fair value during the June 2009 annual impairment test.” To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and are at potential risk of failing step one of your goodwill impairment analysis, please tell us and disclose in future filings the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test. If you have determined that the estimated fair value of a reporting unit substantially exceeds the carrying value, please disclose this determination.

Response:

We have attached as Schedule 1, a comparison at June 30, 2009 (our most recent goodwill impairment test) of the estimated excess fair value (using both DCF and CPC methods of valuation) and the carrying value of goodwill for our reporting units.  We will disclose this information in future filings for reporting units which have a higher risk of failing step one.

We acknowledge that:

•                  CIBER is responsible for the adequacy and accuracy of the disclosures in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  CIBER may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or require more information, please contact me or Christopher Loffredo, CIBER Chief Accounting Officer, at 6363 South Fiddler’s Green Circle, Suite 1400, Greenwood Village, CO 80111, (303) 220-0100.

Sincerely,

/s/ Peter H. Cheesbrough
Peter H. Cheesbrough
Interim President and Chief Executive Officer and
Executive Vice President and Chief Financial Officer

CIBER, Inc.	Schedule 1
Goodwill Impairment Test Summary
June 30, 2009

Dollars in Millions

	6/30/2009	Excess*		Excess*
	Carrying Value	DCF value		CPC value
Custom Solutions	$244	$53	22%	$75	31%

US ERP	70	77	110%	33	47%

Federal	90	98	109%	8	9%

Europe	182	133	73%	24	13%

	$586	$361	62%	$140	39%

* excess represents excess of Fair Value > carrying value